SECURI 15045163 ION

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RECEIVED
FEB 27 2015
WASH. D.C.
194 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Packerland Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

432 Security Blvd
(No. and Street)

Green Bay	Wisconsin	54313
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton, LLP
(Name – *if individual, state last, first, middle name*)

1233 N. Mayfair Rd, Suite 302	Milwaukee	Wisconsin	53226-3255
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Zach Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Packerland Brokerage Services, Inc., as of February 9, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brown County, State of Wisconsin
Subscribed and sworn to before me
this 9th day of February, 2015
by
Ciara Carley Notary Public
CIARA CARLEY
My commission expires November 22, 2015

Notary Public

Signature

CEO/CFO

Title

Ciara Carley Notary Public State of Wisconsin

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACKERLAND BROKERAGE SERVICES, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

PACKERLAND BROKERAGE SERVICES, INC.

TABLE OF CONTENTS

DECEMBER 31, 2014 AND 2013

Thomas G. Wieland
David A. Grotkin
Joel A. Joyce
Brian J. Mechenich

RPB CPAs
A century of new ideas

Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Packerland Brokerage Services, Inc.
Green Bay, Wisconsin

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Packerland Brokerage Services, Inc., (Company), as of December 31, 2014 and the related statement of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

Report on Supplementary Information

The Computation of Aggregate Indebtedness and Net Capital, Schedule of Operating Expenses and Form SIPC-7 ("Supplemental Schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including thier form and content are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
February 07, 2015
Milwaukee, Wisconsin

PACKERLAND BROKERAGE SERVICES, INC.
STATEMENTS OF FINANCIAL CONDITION

	DECEMBER 31, 2014	DECEMBER 31, 2013
ASSETS		
CURRENT ASSETS		
Cash	$ 1,355,652	$ 1,151,402
Clearing deposits	65,405	68,200
Concessions receivable	230,593	163,965
Prepaid expenses	233,719	232,070
Deferred tax asset	13,580	-
TOTAL CURRENT ASSETS	1,898,949	1,615,637
PROPERTY AND EQUIPMENT, at cost		
Equipment	339,601	329,215
Less accumulated depreciation	213,760	168,038
NET PROPERTY AND EQUIPMENT	125,841	161,177
OTHER ASSETS		
Investment in Affiliate	69,660	61,297
TOTAL	**$ 2,094,450**	**$ 1,838,111**

The accompanying notes are an integral part of these statements.

PACKERLAND BROKERAGE SERVICES, INC.
STATEMENTS OF FINANCIAL CONDITION

	DECEMBER 31, 2014	DECEMBER 31, 2013
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Current maturities of long-term debt	$ 70,732	$ 68,644
Commissions payable	166,778	131,168
Accounts payable	10,861	2,815
Advanced rep collections	353,417	292,807
Accrued wages and payroll taxes	53,000	38,214
Income taxes payable	151,143	-
Deferred tax liability	-	24,960
TOTAL CURRENT LIABILITIES	805,931	558,608
LONG-TERM LIABILITIES		
Long-term debt	147,983	218,716
Reserve for contingency	50,000	50,000
Deferred tax liability	48,239	63,083
TOTAL LONG-TERM LIABILITIES	246,222	331,799
TOTAL LIABILITIES	1,052,153	890,407
STOCKHOLDERS' EQUITY		
Common stock, no par value, 720,000 authorized; 522,196 shares issued and outstanding	165,590	165,590
Additional paid-in-capital	294,200	190,673
Treasury stock, 280,479 shares at $2.49866 and and 240,529 shares at $2.3524 per share	(700,821)	(565,821)
Retained earnings	1,283,328	1,157,262
TOTAL STOCKHOLDERS' EQUITY	1,042,297	947,704
TOTAL	$ 2,094,450	$ 1,838,111

(Continued)

The accompanying notes are an integral part of these statements.

PACKERLAND BROKERAGE SERVICES, INC.
STATEMENTS OF INCOME

	FOR THE YEAR ENDED DECEMBER 31, 2014	2013
OPERATING REVENUES		
Concessions	$ 14,953,577	$ 14,533,347
Trading	2,753,376	2,387,454
RIA fees	49,640	56,722
Vendor bonuses	50,796	14,217
Sales reps excess	247,138	259,329
Southwest Securities	37,062	49,082
TOTAL OPERATING REVENUES	18,091,589	17,300,151
COMMISSIONS EXPENSE	15,466,150	14,781,071
NET REVENUES	2,625,439	2,519,080
OPERATING EXPENSES	2,459,122	2,356,322
OPERATING INCOME	166,317	162,758
OTHER INCOME (EXPENSE)		
Income from affiliate	41,363	34,917
Payouts	20,769	9,212
Interest income	10	95
Miscellaneous income	19,335	-
Gain (loss) on disposal of property	110	(485)
Interest expense	(7,682)	(9,767)
TOTAL OTHER INCOME	73,905	33,972
INCOME BEFORE INCOME TAXES	240,222	196,730
PROVISION FOR INCOME TAXES	114,156	51,488
NET INCOME	**$ 126,066**	**$ 145,242**

The accompanying notes are an integral part of these statements.

PACKERLAND BROKERAGE SERVICES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid In Capital	Treasury Stock	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2013	$ 165,590	$ 89,155	$ (477,017)	$ 1,012,020	$ 789,748
Net income	-	-	-	145,242	145,242
Stock awards	-	101,518	-	-	101,518
Purchase of treasury stock	-	-	(88,804)	-	(88,804)
Balance, December 31, 2013	165,590	190,673	(565,821)	1,157,262	947,704
Net income	-	-	-	126,066	126,066
Stock awards	-	103,527	-	-	103,527
Purchase of treasury stock	-	-	(135,000)	-	(135,000)
Balance, December 31, 2014	$ 165,590	$ 294,200	$ (700,821)	$ 1,283,328	$ 1,042,297

The accompanying notes are an integral part of these statements.

PACKERLAND BROKERAGE SERVICES, INC.
STATEMENTS OF CASH FLOWS

	FOR THE YEAR ENDED DECEMBER 31, 2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 126,066	$ 145,242
Adjustments to reconcile net income to net cash provided (used) by operating activities		
Depreciation	45,832	35,866
(Gain) loss on disposal of assets	(110)	485
Income from affiliate	(41,363)	(34,917)
Provision for deferred taxes	(53,384)	48,758
Changes in assets and liabilities:		
(Increase) decrease in current assets		
Concessions receivable	(66,628)	54,732
Prepaid expenses	(1,649)	(190,572)
Increase (decrease) in current liabilities		
Commissions payable	35,610	(57,754)
Accounts payable	8,046	(9,337)
Advanced rep collections	60,610	92,250
Accrued wages and payroll taxes	14,786	(14,387)
Income taxes payable	151,143	(17,881)
NET CASH PROVIDED BY OPERATING ACTIVITIES	278,959	52,485
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(11,705)	(115,597)
Proceeds from sale of property and equipment	1,319	-
Clearing account changes	2,795	(1,328)
Distributions received from affiliate	33,000	27,000
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	25,409	(89,925)
CASH FLOWS FROM FINANCING ACTIVITIES		
Principal payments on short-term debt	-	(8,389)
Principal payments on long-term debt	(68,645)	(66,618)
Additional paid-in-capital	103,527	101,518
Purchase of treasury stock	(135,000)	(88,804)
NET CASH (USED IN) FINANCING ACTIVITIES	(100,118)	(62,293)
NET INCREASE (DECREASE) IN CASH	204,250	(99,733)
CASH AT BEGINNING OF YEAR	1,151,402	1,251,135
CASH AT END OF YEAR	**$ 1,355,652**	**$ 1,151,402**

<u>SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION</u>

	2014	2013
Cash paid during the year for:		
Interest	$ 7,682	$ 9,767
Income taxes	16,397	4,562

The accompanying notes are an integral part of these statements.

PACKERLAND BROKERAGE SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

NOTE 1 –Significant Accounting Policies

Nature of Operations – Packerland Brokerage Services, Inc. (the "Company") is a Wisconsin corporation formed on July 11, 1994, for the purpose of conducting business as a registered broker-dealer in securities and as a registered investment advisor with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company has an office in Green Bay, Wisconsin, and serves primarily individual customers in the Midwest.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Basis of Accounting – The financial statements of the Company have been prepared on the accrual basis of accounting and, accordingly, reflect all significant receivables, payables and other liabilities.

Basis of Presentation – The accompanying financial statements are presented in accordance with the accounting principles generally accepted in the United States of America (U.S. GAAP) as codified by the Financial Accounting Standards Board.

Revenue Recognition - The primary source of revenue for the Company is fees earned through commissions. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Cash – Cash includes non-interest bearing checking accounts.

Clearing Deposit – In accordance with an agreement with its clearing broker, Southwest Securities, Inc. (SWS), the Company is required to maintain a cash deposit with SWS in the amount of $50,000. The Company is dependent on SWS for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. The Company has $65,405 and $68,200 on deposit with SWS December 31, 2014 and 2013, respectively.

Concessions Receivable – The Company's concessions receivable at December 31, 2014 and 2013 consists of commissions due from various insurance and mutual fund companies. Approximately 87% of these commissions are payable to the Company's sales representatives and are paid upon collection. No bad debt reserve is determined to be necessary, because the effect on net income would not be significant. The Company closely monitors outstanding concessions receivable. When receivables are determined to be uncollectible, the amount is charged back to the sale representative, reversing both the receivable and payable.

NOTE 1 –Significant Accounting Policies - continued

Property and Equipment – For book purposes, the Company has a policy of capitalizing assets with a cost of $750 or more. Property and equipment with a cost less than $750 is expensed when purchased. Property and equipment that is capitalized is stated at cost. Depreciation is computed by using straight-line method for the useful life of 3 to 8 years for financial reporting. Depreciation expense for the years ended December 31, 2014 and 2013 was $45,832 and $35,866, respectively.

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Valuation of Long-Lived Assets – The Company accounts for the valuation of long-lived assets and certain identifiable intangible assets being reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management reviews all material assets annually for possible impairment. If such assets are considered to be impaired, the impairment recognized is measured as the amount by which the carrying amount of the assets exceeds the estimated fair value of the assts. No impairment was recognized as of December 31, 2014 or 2013.

Deferred Income Taxes – Deferred income taxes are provided for in light of timing differences in reporting income for financial statement and tax purposes that arise from differences in methods of accounting for depreciation expense, reserve for errors and omissions, advance collections, prepaid expenses, and stock award compensation. For tax purposes, depreciation expense is reported using accelerated methods.

U.S. GAAP requires management to evaluate tax positions taken by the Company and recognize a liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by a taxing authority. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in process. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred. The Company is no longer subject to Federal tax examinations by tax authorities for years before 2011 and state examinations for years before 2010.

Advertising – The Company's policy is to expense all advertising cost as incurred. Total advertising cost for the year ended December 31, 2014 and 2013 was $15,417 and $41,826, respectively.

Use of Estimates – Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

NOTE 1 –Significant Accounting Policies - continued

Subsequent Events – Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through January 13, 2015, which is the date the financial statements were available to be issued.

NOTE 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014 and 2013, the Company had net capital of $594,778 and $490,758, and required net capital of $66,928 and $59,361, respectively. At December 31, 2014 and 2013, the ratio of aggregate indebtedness to net capital was 1.69 to 1 and 1.81 to 1, respectively.

NOTE 3 – Filing Requirements

There were no liabilities subordinated to claims of creditors during the years ended December 31, 2014 and 2013. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 4 – Provision for Income Taxes

The components of the income tax provision are as follows for the year ended December 31:

	2014	2013
Current income tax expense:		
Federal	$ 139,455	$ 35
State	28,085	2,695
Total current	167,540	2,730
Deferred income tax expense (benefit):		
Federal	(42,036)	48,758
State	(11,348)	-
Total deferred	(53,384)	48,758
Provision for income taxes	$ 114,156	$ 51,488

NOTE 4 – Provision for Income Taxes, continued

The Company's total deferred tax assets, deferred tax liabilities, and deferred tax asset valuation allowances are as follows for the year ended December 31:

Current deferred tax asset (liability):

	2014	2013
Stock award compensation	$ (30,898)	$ (39,491)
Rep renewal advance collections	104,650	87,842
Advance rep error and omissions collections	8,412	-
Prepaids	(46,600)	(39,415)
Rep renewals corresponding liability	(21,984)	(33,896)
Total current deferred tax asset (liability)	$ 13,580	$ (24,960)

Noncurrent deferred tax asset (liability):

	2014	2013
Difference between book and tax net property and equipment	$ (20,525)	$ (16,778)
Stock award compensation	(45,719)	(61,305)
State taxes	2,005	-
Reserve for errors and omissions	16,000	15,000
Total noncurrent deferred tax asset (liability)	$ (48,239)	$ (63,083)

NOTE 5 – Stock-Based Compensation

Stock-based compensation expense related to employee stock restricted stock awards recognized for the years ended December 31, 2014 and 2013 is $103,527 and $101,518, respectively, and is included in salaries and wages expense. At December 31, 2014 and 2013, total unamortized stock-based compensation cost related to non-vested restricted stock is $255,694 and $359,222, respectively which is expected to be recognized over the next three years. Fair value was determined by the Company's "Fair Market Value Business Valuation" performed by an independent valuation firm dated July 31, 2011.

NOTE 6 – Retirement Plans

The Company provides a Simplified Employee Pension Plan with a salary reduction option for its employees. All employees that are eligible can participate in this plan. Employees are eligible if they earned at least $5,000 in the previous year and are expected to earn $5,000 in the current year. Participants can elect to contribute a percentage of their annual compensation. The Company matches dollar for dollar each employee's contributions up to 3% of gross salary. The Company contributed $21,548 and $20,611 to the plan during the years ended December 31, 2014 and 2013, respectively.

NOTE 7 – Related Party Transactions

Investment – The Company has a net investment of $69,660 and is a fifty percent (50%) owner in Packerland Building, LLC. Packerland Building, LLC has an outstanding mortgage of $178,653 and $208,628 at December 31, 2014 and 2013, respectively. The Company uses the equity method to report this investment.

Leases – The Company entered into a lease agreement for office space for its Green Bay location with Packerland Building, LLC on September 1, 2012 for two years at an annual rate of $106,817, with 3% annual increases. On September 1, 2014, the lease was renewed for three years at an annual rate of $110,021, with 2.5% annual increases. Lease payments for the years ended December 31, 2014 and 2013 were $110,022 and $107,885, respectively. The Company is also responsible for all utilities. The Company has an option to renew the lease for three years at the end of the lease term.

At December 31, 2014, future minimum lease payments are as follows:

2015	$ 110,938
2016	113,711
2017	77,061

Long-Term Debt – On December 26, 2012, the Company purchased 131,840 shares of its common stock from its Board Chairman at $3.14 per share for a total price of $413,978. Per the stock redemption agreement, the Company paid $60,000 on the date of purchase with the remaining balance being financed through a five year promissory note, bearing an interest rate of 3%. Future principal payments as of December 31, 2014 are as follows:

2015	$ 70,732
2016	72,883
2017	75,100
Total	**$ 218,715**

NOTE 8 – Indemnifications

The Company has retained legal counsel regarding unresolved arbitrations. An unfavorable outcome in these arbitrations could result in material damages. The Company has denied any and all liability for any loss incurred by the plaintiffs and is vigorously defending the claims. A $50,000 provision has been made for these suits.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown. Management believes that their insurance coverage will be sufficient to pay potential liabilities, if any. However, it is at least reasonably possible that the Company's estimate of these liabilities may change in the near term. Any additional payments by reason of an adverse determination in these matters will be charged to earnings in the period of determination.

NOTE 9 – Off-Balance-Sheet Risk and Concentration of Risk

Customer transactions are introduced to and cleared through the Company's clearing broker, SWS, on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines. The customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company maintains cash balances at financial institutions which are insured by the Federal Deposit Insurance Corporation (FDIC). The Company's deposits may exceed the $250,000 insurance limit at any point during the year. The Company's management monitors the risk of these balances throughout the year. At December 31, 2014 and 2013, there were uninsured balances of $1,375,637 and $1,146,440, respectively. The Company does not require collateral or other security to support deposits subject to this credit risk.

NOTE 10 – Reclassification

Certain accounts in prior year financial statements have been reclassified for comparative purposes to conform to the presentation of the current year's financial statements.

SUPPLEMENTARY INFORMATION

PACKERLAND BROKERAGE SERVICES, INC.
SCHEDULES OF OPERATING EXPENSES

	FOR THE YEAR ENDED DECEMBER 31,	
	2014	2013
Salaries and wages	$ 1,365,242	$ 1,253,019
Payroll taxes	100,498	122,319
Employee benefits	40,690	28,893
Board and committee fees	175,524	163,130
Repairs and maintenance	287	5,156
Utilities	13,236	13,503
Advertising	15,417	41,826
Depreciation	45,832	35,866
Rent	116,602	116,223
Property taxes	880	917
Insurance	31,007	31,615
Office supplies	62,335	55,466
Telephone	20,041	20,532
Computer and software maintenance	54,748	52,111
Professional fees	113,243	163,223
Bonding cost	52,608	22,664
Regulation and compliance fees	37,581	33,762
Travel and entertainment	86,559	109,025
Training and recruitment	78,632	47,207
License, dues and subscriptions	22,564	24,523
Other taxes	8,635	5,975
Miscellaneous	16,961	9,367
TOTAL OPERATING EXPENSES	$ 2,459,122	$ 2,356,322

PACKERLAND BROKERAGE SERVICES, INC.
SCHEDULE I: COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2014

AGGREGATE INDEBTEDNESS		
Commissions payable	$	166,778
Accounts payable		10,861
Advanced rep collections		353,417
Accrued wages and payroll taxes		53,000
Income taxes payable		151,143
Shareholder loan		218,715
Reserve for contingency		50,000
TOTAL AGGREGATE INDEBTEDNESS	**$**	**1,003,914**
Minimum required net capital (6 2/3% of aggregate indebtedness)	**$**	**66,928**
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Stockholders' equity	$	1,042,297
Deductions:		
Unallowable receivable		(4,719)
Furniture and equipment		(125,841)
Investment in affiliate		(69,660)
Deferred tax asset		(13,580)
Other assets		(233,719)
Total deductions		(447,519)
Net Capital		594,778
Minimum required net capital		66,928
Capital in excess of minimum requirement	**$**	**527,850**
Ratio of aggregate indebtedness to net capital		**1.69 to 1**

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Packerland Brokerage Services, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Packerland Brokerage Services, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2).

Packerland Brokerage Services, Inc.
December 31, 2014
Auditor Reconciliation of Net Capital

There were no material differences between net capital as computed herein and the amount in the corresponding computation prepared by Packerland Brokerage Services, Inc. and included in the Company's unaudited FOCUS report as of December 31, 2014.

Thomas G. Wieland
David A. Grotkin
Joel A. Joyce
Brian J. Mechenich

RPB CPAs
A century of new ideas

Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

Independent Accountant's Agreed Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Shareholders of
Packerland Brokerage Services, Inc.
432 Security Blvd
Green Bay, Wisconsin

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Packerland Brokerage Services, Inc. (Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility for those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements entries [SIPC-6 and overpayment carryforward] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting immaterial differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [no adjustments to compare] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments [trial balance and quarterly FOCUS reports] supporting the adjustments noting immaterial differences; and

5. Compared the amount of any overpayment applied, if any and applied it to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner & Benton LLP

Milwaukee, WI

February 07, 2015

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*********2609********************MIXED AADC 220
047572 FINRA DEC
PACKERLAND BROKERAGE SERVICES INC
432 SECURITY BLVD
GREEN BAY WI 54313-9709

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2344.37

B. Less payment made with SIPC-6 filed (exclude interest) (1015.41)
7/15/2014
Date Paid

C. Less prior overpayment applied (20,062.00)

D. Assessment balance due or (overpayment) (18,733.04)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (18,733.04)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $(18,733.04)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PACKERLAND BROKERAGE SERVICES
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO/CFO
(Title)

Dated the 23 day of JANUARY, 2015

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12 Part IIA Line 9 Code 4030)	$ 18,173,134
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	$ 17,235,387
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22 PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 937,747
2e. General Assessment @ .0025	$ 2,344 37
	(to page 1, line 2.A.)